UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2022

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On December 30, 2022, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into an Agreement (the “ATM Agreement”) with Cantor Fitzgerald & Co. and JMP Securities LLC, as agents (the “Agents”), pursuant to which the Company may elect to sell, from time to time through the Agents, ordinary shares, par value NIS 0.40 per share of the Company, having an aggregate offering price of up to $100.0 million (collectively, the “Offered Shares”).

Any potential sale of the Offered Shares will be made pursuant to the Company’s effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333-264561) filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 29, 2022 and declared effective on May 5, 2022, as supplemented by a prospectus supplement (the “Prospectus Supplement”) dated December 30, 2022 and filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

If the Company elects from time to time to sell ordinary shares under the Prospectus Supplement, such sales may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, the existing trading market for the Company’s ordinary shares, or any other existing trading market in the United States for the Company’s ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. The Agents have agreed to use commercially reasonable efforts consistent with their normal trading and sales practices to sell the Offered Shares pursuant to the ATM Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to sell any Offered Shares under the ATM Agreement. The ATM Agreement will terminate upon the earliest of (a) the sale of all of the Offered Shares and (b) the termination of the ATM Agreement by the Agents or the Company, as permitted therein.

The Company has agreed to pay the Agents an aggregate commission of 3.0% of the gross sales price from each sale of Offered Shares by either Agent pursuant to the ATM Agreement and has agreed to customary indemnification and contribution rights in favor of the Agents.

Additionally, the Company has agreed to reimburse the Agents for certain specified expenses in connection with entering into the ATM Agreement and ongoing sales thereunder. The ATM Agreement contains customary representations and warranties and conditions to the sale of the Offered Shares thereunder.

The foregoing description of the ATM Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Offered Shares or any other securities, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Attached hereto are the following exhibits:

Exhibit No.	Description

5.1	Opinion of FISCHER (FBC & Co.), Israeli Counsel to the Company

10.1	Sales Agreement, dated December 30, 2022, by and among Enlivex Therapeutics Ltd. and Cantor Fitzgerald & Co. and JMP Securities LLC

23.1	Consent of FISCHER (FBC & Co.), Israeli Counsel to the Company (included in Exhibit 5.1)

This Report on Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed with the SEC by the Company under the Securities Act, including, without limitation, the Company’s registration statement on Form F-3 (File No. 333-264561).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: December 30, 2022

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